240.13d-102 Schedule 13G Information to be included in
statements filed pursuant to 240.13d-1(b), (c), and (d) and
amendments thereto filed pursuant to 240.13d-2.
Securities and Exchange Commission, Washington, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No._)
GRAF INDUSTRIAL CORP
(Name of Issuer)
COMMON STOCK,
(Title of Class of Securities)
384278206
(CUSIP Number)
DECEMBER 31, 2019
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]Rule 13d-1(b)
[]Rule 13d-1(c)
[]Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder
 of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities
Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
 (however, see the Notes).
CUSIP No. 384278206
(1) Names of reporting persons
OMNI PARTNERS LLP
(2) Check the appropriate box if a member of a group
(a)
(see instructions)
(b)
(3) SEC use only

(4) Citizenship or place of organization:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
Number of shares beneficially owned by each reporting person with:

(5) Sole voting power

(6) Shared voting power
30,470,600
(7) Sole dispositive power

(8) Shared dispositive power

(9) Aggregate amount beneficially owned by each reporting person
30,470,600
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11) Percent of class represented by amount in Row (9)
7.51%
(12) Type of reporting person (see instructions)
IA
Page _ of _ Pages
Instructions for Cover Page:
(1) Names of Reporting Persons Furnish the full
 legal name of each person for whom the report is filed i.e. each person required to sign the schedule itself including each member of a group.
 Do not include the name of a person required to be identified in the report but who is not a reporting person.
(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and that membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other person but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].
(3) The third row is for SEC internal use; please leave blank.
(4) Citizenship or Place of Organization Furnish citizenship if the named reporting person is a natural person. Otherwise,
furnish place of organization.
(5)-(9), (11) Aggregated Amount Beneficially Owned By Each
 Reporting Person, etc Rows (5) through (9) inclusive, and
(11) are to be completed in accordance with the provisions of
 Item 4 of Schedule 13G. All percentages are to be rounded
 off to the nearest tenth (one place after decimal point).
(10) Check if the aggregate amount reported as beneficially
 owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4]
 under the Securities Exchange Act of 1934.
(12) Type of Reporting Person Please classify each reporting person according to the following breakdown (see Item 3 of Schedule 13G)
and place the appropriate Symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Non-U.S. Institution
FI
Other
OO
NOTES: Attach as many copies of the second part of
the cover page as are needed, one reporting person per page.
Filing persons may, in order to avoid unnecessary
 duplication, answer items on the schedules
 (Schedule 13D, 13G or TO) by appropriate
cross references to an item or items on the
 cover page(s). This approach may only be
used where the cover page item or items
 provide all the disclosure required by the
schedule item. Moreover, such a use of a
 cover page item will result in the item
 becoming a part of the schedule and
accordingly being considered as filed for
purposes of section 18 of the Securities
 Exchange Act or otherwise subject to the liabilities
 of that section of the Act.
Reporting persons may comply with their
cover page filing requirements by filing either
completed copies of the blank forms available
from the Commission, printed or typed facsimiles,
 or computer printed facsimiles, provided the
 documents filed have identical formats to the
 forms prescribed in the Commission's regulations
 and meet existing Securities Exchange Act
 rules as to such matters as clarity and size
 (Securities Exchange Act Rule 12b-12).
SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g) and 23 of the
Securities Exchange Act of 1934 and the rules
and regulations thereunder, the Commission is
 authorized to solicit the information required to
be supplied by this schedule by certain security
holders of certain issuers.
Disclosure of the information specified in this
schedule is mandatory. The information will be
 used for the primary purpose of determining and
disclosing the holdings of certain beneficial
owners of certain equity securities. This
 statement will be made a matter of public record.
Therefore, any information given will be
available for inspection by any member
of the public.
Because of the public nature of the information,
the Commission can use it for a variety of purposes,
including referral to other governmental authorities
or securities self-regulatory organizations for
 investigatory purposes or in connection with
litigation involving the Federal securities laws or
other civil, criminal or regulatory statutes or provisions.
Failure to disclose the information requested by
this schedule may result in civil or criminal action
 against the persons involved for violation of the
Federal securities laws and rules promulgated
thereunder.
Instructions. A. Statements filed pursuant to
 Rule 13d-1(b) containing the information
required by this schedule shall be filed not
later than February 14 following the calendar year
 covered by the statement or within the time
specified in Rules 13d-1(b)(2) and 13d-2(c).
Statements filed pursuant to Rule 13d-1(d)
shall be filed within the time specified in Rules
 13d-1(c), 13d-2(b) and 13d-2(d). Statements
filed pursuant to Rule 13d-1(c) shall be filed not
 later than February 14 following the calendar year
 covered by the statement pursuant to Rules 13d-1(d)
 and 13d-2(b).
B. Information contained in a form which is required to be
filed by rules under section 13(f) (15 U.S.C. 78m(f)) for
 the same calendar year as that covered by a statement on
this schedule may be incorporated by reference in response
to any of the items of this schedule. If such information
 is incorporated by reference in this schedule, copies of
the relevant pages of such form shall be filed as an exhibit to this schedule.
C. The item numbers and captions of the items shall be
 included but the text of the items is to be omitted.
 The answers to the items shall be so prepared as to
indicate clearly the coverage of the items without
 referring to the text of the items. Answer every item.
 If an item is inapplicable or the answer is in the
negative, so state.
Item 1(a) Name of issuer:___
OMNI PARTNERS LLP
Item 1(b) Address of issuer's principal executive offices:____
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
2(a) Name of person filing:
OMNI PARTNERS LLP
2(b) Address or principal business office or, if none, residence:
4TH FLOOR, 15 GOLDEN SQUARE, LONDON W1F 9JG, UK
2(c) Citizenship:
UNITED KINGDOM
2(d) Title of class of securities:
COMMON STOCK
2(e) CUSIP No.:
384278206
Item 3. If this statement is filed pursuant to 240.13d-1(b) or
 240.13d-2(b) or (c), check whether the person filing is a:
     (a) [] Broker or dealer registered under section 15
of the Act (15 U.S.C. 78o);
     (b) [] Bank as defined in section 3(a)(6)
of the Act (15 U.S.C. 78c);
     (c) [] Insurance company as defined in section
3(a)(19) of the Act (15 U.S.C. 78c);
     (d) [X] Investment company registered under
section 8 of the Investment Company Act of 1940
(15 U.S.C 80a-8);
     (e) [] An investment adviser in accordance with
240.13d-1(b)(1)(ii)(E);
     (f) [] An employee benefit plan or endowment
 fund in accordance with 240.13d-1(b)(1)(ii)(F);
     (g) [] A parent holding company or control
person in accordance with 240.13d-1(b)(1)(ii)(G);
     (h) [] A savings associations as defined in
Section 3(b) of the Federal Deposit Insurance Act
 (12 U.S.C. 1813);
     (i) [] A church plan that is excluded from the
 definition of an investment company under section
 3(c)(14) of the Investment Company Act of 1940
 (15 U.S.C. 80a-3);
     (j) [] A non-U.S. institution in accordance
 with 240.13d-1(b)(1)(ii)(J);
     (k) [] Group, in accordance with 240.13d-1(b)(1)(ii)(K).
 If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
Provide the following information regarding the
aggregate number and percentage of the class of
 securities of the issuer identified in Item 1.
(a) Amount beneficially owned: _____30,470,600
(b) Percent of class: _____7.51%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote _____.
(ii) Shared power to vote or to direct the vote _____30,470,600.
(iii) Sole power to dispose or to direct the disposition of _____.
(iv) Shared power to dispose or to direct the
disposition of _____.
Instruction. For computations regarding securities
which represent a right to acquire an underlying
 security see 240.13d-3(d)(1).
Item 5. Ownership of 5 Percent or Less of a Class.
 If this statement is being filed to report the fact
 that as of the date hereof the reporting person
 has ceased to be the beneficial owner of more
than 5 percent of the class of securities, check
the following [].
Instruction. Dissolution of a group requires a
 response to this item.
Item 6. Ownership of More than 5 Percent on
 Behalf of Another Person. If any other person is
known to have the right to receive or the power to
direct the receipt of dividends from, or the
proceeds from the sale of, such securities, a
statement to that effect should be included in
 response to this item and, if such interest
 relates to more than 5 percent of the class,
such person should be identified. A listing of the
shareholders of an investment company registered
 under the Investment Company Act of 1940 or the
 beneficiaries of employee benefit plan, pension
fund or endowment fund is not required.
Item 7. Identification and Classification of the
Subsidiary Which Acquired the Security Being
 Reported on by the Parent Holding Company or
Control Person. If a parent holding company or
control person has filed this schedule pursuant
to Rule 13d-1(b)(1)(ii)(G), so indicate under Item
 3(g) and attach an exhibit stating the identity
and the Item 3 classification of the relevant
 subsidiary. If a parent holding company or
control person has filed this schedule pursuant
 to Rule 13d-1(c) or Rule 13d-1(d), attach an
exhibit stating the identification of the relevant subsidiary.
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable
If a group has filed this schedule pursuant to
240.13d-1(b)(1)(ii)(J), so indicate under Item
 3(j) and attach an exhibit stating the identity
and Item 3 classification of each member
of the group. If a group has filed this schedule
pursuant to Rule 13d-1(c) or Rule 13d-1(d),
 attach an exhibit stating the identity of each
member of the group.
Item 9. Notice of Dissolution of Group.
 Notice of dissolution of a group may be furnished
 as an exhibit stating the date of the dissolution
 and that all further filings with respect to
transactions in the security reported on will be filed,
 if required, by members of the group, in their individual capacity.
See Item 5.
Not applicable
Item 10. Certifications
(a) The following certification shall be included if the
statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my
knowledge and belief, the securities referred to above
were acquired and are held in the ordinary course of
 business and were not acquired and are not held for
the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not
 acquired and are not held in connection with or as a
 participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.
(b) The following certification shall be included if the
statement is filed pursuant to 240.13d-1(b)(1)(ii)(J),
 or if the statement is filed pursuant to 240.13d-1(b)
(1)(ii)(K) and a member of the group is a non-U.S.
 institution eligible to file pursuant to 240.13d-1(b)
(1)(ii)(J):
By signing below I certify that, to the best of my
knowledge and belief, the foreign regulatory scheme
applicable to [insert particular category of institutional
 investor] is substantially comparable to the regulatory
scheme applicable to the functionally equivalent U.S.
institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise
be disclosed in a Schedule 13D.
(c) The following certification shall be included if the
statement is filed pursuant to 240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of
changing or influencing the control of the issuer of the
securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.
Signature. After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set
 forth in this statement is true, complete and correct.
Dated:__ FEBRUARY 11, 2020
_____.
Signature.
STEPHEN HILL, CHIEF COMPLIANCE OFFICER
Name/Title.
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided,
 however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
 The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
 See Rule 13d-7 for other parties for whom copies are to be sent.